October 15, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Touchstone Funds Group Trust (the “Registrant”)
    Registration Statement on Form N-14

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of common shares (Institutional Class shares) in connection with the reorganization of Touchstone Sands Capital Institutional Growth Fund, a series of Touchstone Institutional Funds Trust, into Touchstone Sands Capital Select Growth Fund, a series of the Registrant. The Registration Statement is intended to become effective on November 16, 2020, pursuant to Rule 488 under the Securities Act of 1933.

Please contact Abigail Hemnes, Esq. at (617) 951-9053 or Clair Pagnano, Esq. at (617) 261-3246, both of K&L Gates LLP, if you have any questions or comments with respect to this filing.

Sincerely,

/s/ Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Secretary of the Registrant